

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 15, 2008

Stephen B. Doppler
President and Chief Executive Officer
Aurelio Resource Corporation
5554 South Prince Street, Suite 200
Littleton, CO 80120

> **Re:** **Aurelio Resource Corporation**
> **Item 4.02 Form 8-K**
> **Filed August 12, 2008**
> **File No. 0-50931**

Dear Mr. Doppler:

We have reviewed your filing, and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.02 Form 8-K filed August 12, 2008

1. We note your disclosure regarding the change in accounting for acquisition costs of unpatented mining claims, and the impact such change had on your purchase price for the mining claims acquired from ARI in August 2006. As the acquisition occurred in 2006, please tell us why you did not identify the financial statements included in your quarterly reports filed on Form 10-QSB during 2007 as part of those that should no longer be relied upon.

    If you conclude such financial statements should no longer be relied upon, please revise your Form 8-K to include the necessary disclosures, including a table presenting the impact to each period.

Closing Comments

     Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

     You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief